                                                                    Exhibit 12.1

                     Duquesne Light Company and Subsidiary
               Calculation of Ratio of Earnings to Fixed Charges
                            (Thousands of Dollars)

                                                                                     Year Ended December 31,
                                              Six Months Ended    -----------------------------------------------------------------
                                               June 30, 1998        1997          1996          1995          1994          1993
                                              ----------------    ---------     ---------     ---------     ---------     ---------

FIXED CHARGES:
  Interest on long-term debt                     $ 38,220         $ 81,592      $ 82,505      $ 89,139      $ 94,646      $102,938
  Other interest                                      584              752         1,632         2,599         1,095         2,387
  Monthly Income Preferred Securities
    dividend requirements                           6,281           12,562         7,921             -             -             -
  Amortization of debt discount, premium
    and expense - net                               2,682            5,828         5,973         6,252         6,381         5,541
  Portion of lease payments representing
    an interest factor                             22,773           44,208        44,357        44,386        44,839        45,925
                                               -------------      ---------     ---------     ---------     ---------     ---------

      Total Fixed Charges                        $ 70,540         $144,942      $142,388      $142,376      $146,961      $156,791
                                               -------------      ---------     ---------     ---------     ---------     ---------


EARNINGS:
  Income from continuing operations              $ 64,005         $141,820      $149,860      $151,070      $147,449      $144,787
  Income taxes                                     41,538*          73,838*       83,008*       92,894*       84,191*       77,237*
  Fixed Charges as above                           70,540          144,943       142,388       142,376       146,961       156,791
                                               -------------      ---------     ---------     ---------     ---------     ---------

      Total Earnings                             $176,083         $360,601      $375,256      $386,340      $378,601      $378,815
                                               -------------      ---------     ---------     ---------     ---------     ---------

RATIO OF EARNINGS TO FIXED CHARGES                   2.50             2.49          2.64          2.71          2.58          2.42
                                               =============      =========     =========     =========     =========     =========

     Duquesne's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $1.3 million for the six months ended June 30, 1998, has been excluded from the ratio.

* Earnings related to income taxes reflect a $9.0 million decrease for the six months ended June 30, 1998, and a $17 million, $12 million, $13.5 million, $13.5 million and $10.4 million decrease for the twelve months ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively, due to financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification, equals 2.62 for the six months ended June 30, 1998, and 2.61, 2.72, 2.81, 2.67, and 2.48 for the twelve months ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively.